GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario  M5H 1J8
Tel: (416) 367-8600     Fax: (416) 943-6160

February 12, 2009

PRIVATE & CONFIDENTIAL

Rubicon Minerals Corporation
Suite 1540
800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention:                       David Adamson, President & Chief Executive Officer

Dear Sirs:

Re:	Proposed Bought Deal Private Placement

GMP Securities L.P. ("GMP"), on its own behalf and on behalf of a syndicate of underwriters to be confirmed (collectively, the "Underwriters"), hereby agrees to purchase, on an underwritten bought deal basis, from Rubicon Minerals Corporation. ("Rubicon" or the "Company"), an aggregate of 25,000,000 common shares (the "Common Shares") at a price of $1.60 per Common Share for gross proceeds of $40,000,000 (the "Offering") subject to certain qualifications set out herein. The Underwriters shall have the right and will endeavour to arrange for substituted purchasers of the Common Shares.

This agreement, including the terms set forth in the term sheet attached hereto as Schedule "A" and forming a part hereof, is subject to the following terms and conditions:

1.
The offer contained in this letter is open for acceptance by the Company until 8.00 am (Toronto time) on February 13, 2009 and is subject to re-confirmation by GMP by no later than 8.30 am (Toronto time) on February 13, 2009.

2.
The Common Shares will be offered for sale by way of private placement pursuant to applicable exemptions from the prospectus requirements in all of the Provinces of Canada and in those jurisdictions outside of Canada that are agreed to by the Company and the Underwriters (including the United States); provided, it is understood that no offering memorandum (as defined under applicable securities laws) shall be delivered to prospective investors. The Common Shares will be subject to a statutory hold period in Canada which extends to four months and one day after the closing of the Offering (the "Closing Date"). Rubicon covenants to GMP that it shall take all steps necessary to comply with the applicable provisions of National Instrument 45-106, including filing a Form 45-106Fl within the prescribed time period.

3.
GMP shall be entitled to invite other investment dealers as set out in the attached Schedule "A" to act as Underwriters in connection with the Offering. The Underwriters shall also be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Company.

4.
Rubicon agrees to allow the Underwriters and their representatives to conduct all due diligence investigations relating to Rubicon and its business which they may reasonably require in order to fulfill their obligations as underwriters. Rubicon shall engage its auditor to conduct such procedures as are reasonably required to answer the questions of the Underwriters in a due diligence meeting to be conducted prior to the Closing Date or to otherwise provide comfort to the Underwriters on information pertaining to the annual audited and interim financial statements of Rubicon. Except in regard to the Offering, Rubicon hereby represents and warrants to the Underwriters that there is no publicly undisclosed material change or material fact relating to Rubicon.

5.
At the discretion of GMP, for up to three business days to be determined, but in any event prior to the closing of the Offering, David Adamson will be available for meetings with institutional investors as scheduled by GMP in order to assist with the marketing of the Offering.

6.	Rubicon shall pay the Underwriters a cash fee equal to 5.5% of the gross proceeds of the Offering payable on the closing of the Offering.

7.
Rubicon will be responsible for all expenses related to the Offering, whether or not the Offering is completed, including all fees and disbursements of its legal counsel, expenses related to road shows and marketing activities, filing fees, the Underwriters' reasonable out-of-pocket expenses and the reasonable fees and disbursements of legal counsel to the Underwriters (to a maximum of $65,000 plus GST and disbursements). Rubicon shall also pay any exigible GST on the foregoing amounts.

8.
The definitive terms of our agreement will be governed by a formal underwriting agreement (the "Agreement") to be settled as soon as is reasonably practicable and dated as of the Closing Date pursuant to which the Underwriters will agree to purchase the Common Shares, subject to the right to substitute purchasers. The Agreement will be negotiated in good faith between Rubicon and the Underwriters and will contain industry standard representations, warranties, covenants, conditions, indemnities and termination provisions standard in agreements of this type.

9.
On the Closing Date, among other things, and pursuant to the Agreement, Rubicon shall deliver to the Underwriters: (i) evidence of all requisite approvals including the approval of the shareholders of Rubicon, if necessary, and the Toronto Stock Exchange (the "TSX"); (ii) certificates of responsible officers of Rubicon; and (iii) favourable legal opinions of counsel to Rubicon in connection with corporate, securities and title matters

(including a title opinion in respect of the Company's material properties), in each case in a form customary for transactions of this nature and all in a form satisfactory to the Underwriters, acting reasonably.

10.	The Underwriters (or any of them) will be entitled to tenl1inate their commitment if prior to the Closing Date if:

a)
material change -there shall be any material change in the affairs of the Company, or there should be discovered any previously undisclosed material fact or there should occur a change in a material fact, in each case which, in the opinion of the Underwriters (or any of them), has or would reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares of the Company; or

b)
disaster out -(i) any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened, or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Common Shares of the Company or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares of the Company; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any law or regulation which in the opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or

c)
breach - the Company is in breach of any material term, condition or covenant of this letter or the Agreement or any material representation or warranty given by the Company in this letter agreement or the Agreement becomes or is false.

d)
Legal - any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to Rubicon or any one of the officers or directors of Rubicon or any of its principal shareholders where wrong-doing is alleged.

e)	Due Diligence –t he Underwriters being satisfied, at their discretion, with the due diligence review of the Company.

11.	In connection with this engagement, Rubicon agrees to indemnify the Underwriters in accordance with the indemnity set out in Schedule "B" attached hereto.

12.
Rubicon hereby agrees not to issue or sell any of its common shares or financial instruments convertible or exchangeable into common shares in the capital of Rubicon, other than (i) the issuance or exercise of director or employee stock options; or (ii) to satisfy existing instruments of Rubicon already issued as of the date hereof, for a period of 120 days from the Closing Date, without the prior consent of GMP, such consent not to be unreasonably withheld.

13.
The provisions of paragraphs 7, 11, 13, 14 and 15 shall survive the completion of the Offering and shall survive the termination of this agreement. The indemnity agreement contained in Schedule "B" shall be in addition to any other liability which Rubicon may have to the Underwriters at law or in equity and shall remain in full force and effect regardless of any investigation made by or on behalf of the Underwriters.

14.
This agreement is subject to regulatory approval and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules. This agreement supersedes any prior agreement, representation or understanding between the parties with respect to the subject matter hereof.

15.
This agreement, including the indemnity provisions contained in Schedule "B", shall enure to the benefit of the respective successors and assigns of the parties hereto and of the indemnified parties, and the obligations and liabilities assumed in this agreement and in the indemnity provisions contained in Schedule "B" shall be binding upon their respective successors and assigns.

16.
The Company agrees upon acceptance of this offer, if necessary, to notify and request that the trading of the common shares on the TSX be halted. In order to do so, GMP, on behalf of the Underwriters, undertakes to fax to the TSX, a copy of a press release, substantially in the form of press release attached hereto as Schedule "C", announcing the Offering. An appropriate legend concerning United States sales shall be included on each page of the press release, as follows: "Not for distribution to United States newswire services or for dissemination in the United States". In addition, the Underwriters will have the right to disseminate the pre-approved press release to such Canadian news services as they see fit.

GMP would welcome the opportunity to act on behalf of Rubicon in respect of the Offering. Should you wish to accept this offer, please sign and return one copy of this letter to our attention on or before the date and time indicated in paragraph 1, whereupon syndication and reconfirmation, this letter shall become a binding agreement. This letter may be signed in one or more counterparts (by original or facsimile signature), each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

Yours very truly,

GMP SECURITIES LP

By: "Kevin Reid"
Kevin Reid
Director, Investment Banking

Agreed to and accepted this  __ day of _________, 2008.

RUBICON MINERALS CORPORATION

By: "David Adamson"
       David Adamson
       President and Chief Executive Officer

Reconfirmed on this 13 day of Feb._, 2009

GMP SECURITIES L.P.

By:  "Kevin Reid"____________________________
Kevin Reid
Director, Investment Banking

SCHEDULE “A”

TERM SHEET

RUBICON MINERALS CORPORATION

PRIVATE PLACEMENT COMMON SHARES

Issuer:	Rubicon Corporation (“Rubicon” or the “Company”)
Issue:
Private placement, on an underwritten, bought deal basis, of 25,000,000 common shares (the "Common Shares"). For the purposes hereof, the issuance and sale of the Common Shares by the Company shall be referred to as the "Offering".

Issue Price:	$1.60 per Common Share.
Gross Proceeds:	$40,000,000 gross proceeds from the sale of the Common Shares.
Reference Price:	Closed at $1.82 on February 12, 2009, representing a 12.1% discount on Common Shares.
Use of Proceeds	The proceeds received by the Company from the sale of the Common Shares shall be used for general and administrative and working capital purposes.
Listing:
The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol “RMX” and on the NYSE Alternext US under the symbol “RBY”.
The Common Shares, when issued, shall be listed on the TSX and on the Alternext US which listing shall be conditionally approved prior to the Closing Date.

Closing Date:	On or about March 5, 2009, or such other date as is agreed to between Rubicon and GMP (the "Closing Date").
Reporting Issuer and Resale:
Rubicon is a reporting issuer under the securities legislation in Ontario, British Columbia, Alberta and Quebec. The Common Shares sold under the Offering will be subject to a statutory hold period in Canada which extends to four months and one day after the Closing Date.

Selling Jurisdictions:
All of the Provinces of Canada and in those jurisdictions outside of Canada that are agreed to by the Company and the Underwriters (including the United States). The Common Shares will be sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements in Rule 144A or Regulation D of the United States Securities Act of 1933, as amended.

Commission:	The Underwriters will be paid a fee equal to 5.5% of the gross proceeds of the Offering payable on closing of the Offering.
Underwriters:
GMP Securities L.P. (40.0%)
Macquarie Capital Markets Canada Ltd. (17.5%)
TD Securities Inc. (17.5%)
Research Capital Corporation (7.5%)
BMO Capital Markets (5.0%)
Genuity Capital Markets (5.0%)
Thomas Weisel Partners Canada Inc. (5.0%)
Dundee Securities Corp. (2.5%)

The information contained immediately above is believed to be accurate but is subject to change without notice, except as to GMP portion

SCHEDULE “B”

Rubicon Minerals Corporation (the "Indemnitor") hereby agrees to indemnify and hold the Underwriters and/or any of their respective affiliates, partners, directors, officers, shareholders, employees and agents (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their  counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or the Personnel to which the Underwriters and/or the  Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and the Personnel hereunder or otherwise in connection with the matters referred to in the letter agreement to which this is attached, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment shall determine that:

(i)	the Underwriters or the Personnel have been grossly negligent or dishonest or have committed any fraudulent act in the course of such performance; or

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in (i).

If for any reason the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then the Indemnitor and the Underwriters shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above such that the Underwriters shall be responsible for that portion represented by the percentage that the portion of the fees bear to the gross proceeds realized by the sale of the securities and the Indemnitor shall be responsible for the balance, provided that, in no event, shall the Underwriters be responsible for any amount in excess of the amount of the fees actually received by it. In the event that the Indemnitor may be entitled to contribution from the Underwriters under the provisions of any statute or law, the Indemnitor shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Underwriters are responsible and the amount of the fees received by the Underwriters.  There shall be excluded from such indemnification any such claims, losses, damages, liabilities, costs or expenses that arise primarily out of or are based primarily upon any action or failure to act by the Underwriters, that is found in a final judicial determination (or a settlement tantamount thereto) to constitute bad faith, wilful misconduct or gross negligence on the part of the Underwriters.

Notwithstanding the foregoing, a party guilty of fraudulent representation shall not be entitled to contribution from the other party.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party under this provision, notify such party from whom contribution may be sought.  In no case shall such party, from whom contribution may be sought, be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this provision.  The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Indemnitor and/or the Underwriters and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters and/or the Personnel, the Indemnitor shall be entitled but not obligated to participate in or assume the defence thereof; provided however, that the defence shall be through legal counsel acceptable to the Underwriters, acting reasonably.  In addition, the Underwriters and/or the Personnel shall also have the right to employ separate counsel in any such action and participate in the defence thereof, and the fees of such counsel shall be borne by the Underwriters unless:

(i)	the employment of separate counsel has been specifically authorized in writing by the Indemnitor;

(ii)	the Underwriters and/or the Personnel have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests; or

(iii)	the Indemnitor has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim;

provided that the Indemnitor shall not be required to assume the fees and expenses of more than one additional counsel.  Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor and will keep the Indemnitor advised of all discussions and significant actions proposed in respect thereof.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel.  The foregoing provisions shall survive the completion of professional services rendered under the letter of agreement to which this indemnity is attached or any termination of the authorization given by the letter of agreement to which this indemnity is attached.

Schedule “C”

News Release
TSX:RMX | NYSE Alternext US:RBY February 12, 2009

Not for distribution to United States newswire services or for dissemination in the United States

RUBICON ANNOUNCES $40 MILLION FINANCING

Rubicon Minerals Corporation (RMX.TSX: | RBY.NYSE Alternext US) (the “Company”) is pleased to announce that it has entered into an agreement with GMP Securities L.P. and a syndicate of underwriters including Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Capital Markets, Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corp. (the “Underwriters”) whereby the Underwriters have agreed to purchase, on an underwritten bought deal basis, 25,000,000 common shares (“Common Shares”) at a price of $1.60 per Common Share for proceeds of $40,000,000.

The Company expects to close the offering on or about March 5th, 2009 subject to regulatory approval. The Common Shares issued will be subject to a hold period of four months and one day following closing of the offering.

The proceeds received by the Company from the sale of the Common Shares shall be used for general and administrative and working capital purposes.

RUBICON MINERALS CORPORATION

“David W. Adamson”

President and Chief Executive Officer

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

This news release contains certain statements that may be considered "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SOURCE: Rubicon Minerals Corporation

Bill Cavalluzzo, VP Investor Relations, Toll free:  1-866-365-4706, E-mail:
bcavalluzzo@rubiconminerals.com, Rubicon Minerals Corporation, Suite 1540-800
West Pender Street, Vancouver, BC, CANADA, V6C 2V6